Mail Stop 0408


								November 9, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Amendment Number Two to Registration Statement on Form S-1
      File No. 333-137038
      Filed November 1, 2006



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General
1. We note that the marked copy you provided us does not show all changes to the document from the previous registration statement.
Please provide marked copies that show all additions and deletions.


Cover Page
2. We note that you have added disclosure regarding the directed share program. Please revise your statement in the first paragraph that that all shares will be purchased by underwriters to exclude up
to 325,000 shares reserved for sale to your directors, officers employees and others.
3. We note the addition of footnote 1 in which you assume that none
of the 325, 000 shares offered for sale under the directed share program will be sold to directors, officers, employees and others
though the directed share program.   Please advise us as to your
basis for this assumption and explain why you have reserved the shares if you believe none will be purchased. Otherwise, please revise the disclosure, on the cover, in the summary and elsewhere, to assume that all of these shares will be purchased by management and others for whom you are reserving the shares.


WSB Financial Group, Inc., page 1
4. We note your response, on page 1, to comment 1 of our letter to you dated October 27, 2006. Please revise this section as follows:
* as we have requested, revise your claim, in the first paragraph and similar claims elsewhere, that you have "an array of commercial bank and real estate lending products" to state, as the FDIC states in its
CRA Performance Evaluation, that your primary business is real estate lending;
* as we requested, revise the first paragraph to supplement your disclosure of net loans to disclose that all, or virtually all, of the loans relate to real estate located in West Puget Sound area of
Washington State and most is located in Kitsap County;
* disclose in the second paragraph the number of branches located in the west Puget Sound area and the number that are located outside the
State of Washington;
* revise your claim in the third paragraph regarding your being the
"fastest growing bank in the Pacific Northwest" to clarify that it is based on the percentage of growth not real dollar growth and provide us with the basis for your claim;
* revise your claim, in the fifth paragraph, that you offer a full range of other lending products and services to disclose the percentage of your loans that are commercial and industrial and the percentage that are consumer; and
* disclose, in the sixth paragraph and in the related risk factor on page 16, the percentage of shares that will be beneficially owned by directors and executive officers assuming that they purchase all of the shares reserved in the directed offering and that they exercise all their options and disclose the number of shares reserved for future issuance under your option plan;


Our Market Area, page 3
5. Please revise this section, and similar disclosure elsewhere, as follows:
* revise the first sentence to clarify that all of your operations are located in the west Puget Sound area and most are located in one county;
* explain your statement, in the second sentence, that "we have expanded our footprint" to the Oregon border;
* supplement your statement, in the second paragraph, that 69 percent of your deposits are in Kitsap County to disclose the percentage of your loans originated in that county;
* balance your statement, in the second paragraph, regarding the "national attention" that Kitsap County has received for its "economic success" to disclose that, according to the CRA Performance Evaluation, the median family income in the county is $62,000; and
* revise your claim, in the second paragraph, that Bremerton is "one of the top 5 up and coming hot cities" to disclose that this designation was made in an article in Money Magazine in June 2004 and was limited to cities with a population under 250,000 persons.


The Offering, page 5
6. Please revise this section as follows:
* disclose the number of shares that you have reserved for sale to directors officers employees and others; and
* disclose the aggregate number of shares that they presently intend to purchase.





Risks Relating to Our Business and Market, page 14
7. We note your response, in the second risk factor on page 11, to comment 9 of our letter to you dated October 27, 2006. As we requested, please revise both the caption and the text to clarify that the FDIC required your Board enter into the MOU to correct both the violations of law and the deficiencies in internal controls.


Risks Relating to the Offering, page 14
8. We note the changes you have made to the risk factor, on the bottom of page 15, relating to the lock up agreements. Please revise as follows:
* change the caption to reflect the fact that some of the lockups are only for 60 days not 180; and
* state that you have agreed to release Mr. Parr from the lock up if the market price exceeds the initial offering price by 20 percent for ten consecutive trading days.


Dilution, page 20
9. Please revise your discussion in the last paragraph and in the related risk factor on page 16, of the dilution that would result from stock issued pursuant to options as follows:
* disclose your intent, immediately after this offering is completed, to register over 1.3 million shares for issuance upon exercise of stock options; and
* calculate the dilution if all outstanding options were exercised.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 21
10. Please provide analysis, in the third paragraph on page 21, regarding your various sources of revenue, and the percentage of revenue from each source.

11. We note your response, in the third paragraph on page 21, to comment 12 of our letter to you dated October 27, 2006 and comment 20 of our letter to you dated September 27, 2006. Please revise the second sentence to disclose the percentage of your loans that are consumer loans.

Key Factors in Evaluating Financial Condition and Results of
Operations, page 23
12. As we requested in comments regarding the summary in our letters to you dated September 27, 2006 and October 27, 2006, please disclose, in this section, the business section and elsewhere in the document, the growth each year rather than the compound annual growth rate ("CAGR").


Kitsap County, page 57
13. Please disclose percentage of loans and the percentage of your deposits that are from Kitsap County. In addition, disclose that, according to the CRA Performance Evaluation, the median family income in the county is $62,000.


Seattle Metropolitan Area, Page 59
14. Please disclose percentage of loans and the percentage of your deposits that are from the Seattle metropolitan area.


Our Competition, page 59
15. Please delete your claims, in the second paragraph, that "no reliable loan market data is available" and "we are one of the leading real estate lenders in these counties." Please disclose that, according to the Federal Deposit Insurance Corporation, you rank number 20 of 330 mortgage lenders in Kitsap county with 1.2 percent market share in number and dollar volume of the county`s mortgage lending activity.


Underwriting, page 94
16. Please provide more detail regarding your statement in the fifth paragraph on page 94 that "if all the shares are not sold at the initial public offering price, D.A. Davidson may change the offering price and other selling terms."


Loans and Allowances for Loan Losses, page F-23
17. Please refer to prior comment 25. Given your assessment that the error of recording the liability for off-balance sheet commitments in the allowance was not material, but considering the impact on trends, on your allowance rollforward, and related notes, we believe that the immaterial errors noted in prior periods should be corrected in order to comply with GAAP and your presentation as of September 30, 2006.
Please revise accordingly for all periods affected throughout your registration statement.


Exhibit 23.4
18. Please revise to include the referenced report dates in the consent of your independent financial consultant.






      * * * * * * * * * * * * *





      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
L. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Thomas A. Sterken, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
November 9, 2006
Page 1